FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐  No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Capitalization of BBVA Banco Francés S.A. and the sale of the stake in Banco Francés Cayman Ltd.

Buenos Aires, March 18, 2004

BBVA Banco Francés hereby informs that the Board of Directors resolved to implement a plan that will improve its adjusted stockholders’ equity, whereby the Bank will fully comply with new minimum capital requirements established by the Central Bank of Argentina. Such plan contemplates: a) a capital increase of up to Ps.385 million, which will be submitted to the approval of an Ordinary and Extraordinary Stockholders Meeting and the applicable local authorities, and b) the sale of the Bank’s whole stake in Banco Francés (Cayman) Limited, which has already been approved by the regulatory authorities of the Cayman Islands.

Banco Bilbao Vizcaya Argentaria S.A. (BBVA), the largest shareholder of Banco Francés, has informed its decision to participate in this process through (1) the capitalization of a loan granted by BBVA to Banco Francés in an amount of up to US$ 77.7 million, and (2) an additional capital increase to be subscribed directly or indirectly, in cash or in kind, in an amount of up to US$ 40 million. Such additional subscription will be made in respect of the new shares that remain unsubscribed after the other stockholders of Banco Francés have exercised their pre-emptive rights. Furthermore, BBVA will acquire from Banco Francés its whole stake in Banco Francés (Cayman) Limited. The sale will be at market value, for an amount of US$238,462,142, as determined by two well-recognized independent consultants whose valuation opinions have been requested.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 18, 2004	By:	/s/ María Elena Siburu de López Oliva
	Name:	María Elena Siburu de López Oliva
	Title:	Investor Relations Manager